UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

 FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

November 15, 2017

Commission File Number 001-37825

Talend S.A.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

9, rue Pages, 92150 Suresnes, France
+33 (0) 1 46 25 06 00
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive office)

Talend, Inc.
800 Bridge Parkway, Suite 200
Redwood City, CA 94065
(650) 539-3200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ⊠  Form 40-F ⃞

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ⃞

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ⃞

On November 15, 2017, Talend S.A. announced a public offering of its American Depositary Shares by certain of its selling shareholders and issued a press release entitled “Talend Announces Offering of [•] American Depositary Shares by Selling Shareholders”. A copy of the press release is attached as Exhibit 99.1 to this current report on Form 6-K and is incorporated by reference herein.

EXHIBIT INDEX

Exhibits

99.1	Press release dated November 15, 2017.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:	November 15, 2017	Talend S.A.

/S/ THOMAS TUCHSCHERER
Thomas Tuchscherer
Chief Financial Officer
(Principal Financial Officer)